Exhibit 99.12

Disclosure of Transactions in Own Shares

Paris, April 26, 2018 – In accordance with the authorization given by the combined ordinary and extraordinary shareholders’ general meeting on May 26, 2017 to trade on its shares and pursuant to applicable law on share repurchase, TOTAL S.A. (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from April 19, 2018 to April 20, 2018:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
19.04.2018	—	—	—	BATE
19.04.2018	70,000	50.0331	3,502,320	CHIX
19.04.2018	—	—	—	TRQX
19.04.2018	170,000	50.0890	8,515,129	XPAR
20.04.2018	25,000	50.3949	1,259,873	BATE
20.04.2018	70,000	50.3595	3,525,165	CHIX
20.04.2018	45,000	50.3930	2,267,685	TRQX
20.04.2018	141,232	50.4044	7,118,721	XPAR

Total	521,232	50.2442	26,188,893

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the Total website: https://www.total.com/en/investors/shares-and-dividends/Total-shares/Company-share-transactions

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

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